UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE DIRECTV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540211109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540211109

1.	Names of Reporting Persons Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,720,752- Common Stock (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 548,720,752- Common Stock (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,720,752- Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.7%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Includes 170,000,000 shares of Common Stock that have been pledged to Bank of America, N.A. pursuant to the arrangements described in this Amendment.

(2)   Calculated based on 1,149,197,521 shares of Common Stock of the Issuer issued and outstanding as of February 21, 2008, according to the Issuer’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

THE DIRECTV GROUP, INC.

This Report on Schedule 13D/A relates to the common stock, par value $.01 per share (the “Common Stock”) of The DirecTV Group, Inc., a Delaware corporation (the “Issuer” or the “Company”).

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Liberty Media Corporation (the “Reporting Person”) on March 7, 2008 (the “Original Filing”).

The purpose of this Amendment is to report a series of transactions completed by the Reporting Person pursuant to which the Reporting Person (i) entered into a cashless collar transaction involving six separate puts and calls with a financial institution with respect to 110,000,000 shares of Common Stock and (ii) acquired 78,300,000 shares of Common Stock from that financial institution in a private transaction.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Filing is amended and supplemented to add the following information:

On April 2, 2008, in connection with the acquisition of the shares of Common Stock and the credit facility described below, the Reporting Person entered into a “cashless collar” transaction involving six sets of puts and calls with Bank of America, N.A. (the “Bank”).  Pursuant to these arrangements, the Reporting Person wrote covered call options and purchased put options.  Only one of each set of the options written can be in-the-money on the applicable expiration date, at which time the applicable in-the-money option will be exercised (and settled for cash), and the other option will expire.  If neither option of each set of options is in-the-money on the applicable expiration date, both options in that set of options will expire.  Set forth below for each such option set is the number of shares of Common Stock subject thereto, and the expiration date and the exercise prices for the call and put options.

Number of Shares of Common Stock	Expiration Date	Call Option Exercise Price Per Share	Put Option Exercise Price Per Share

22,500,000	12/30/2009	$28.3292	$22.8891
17,500,000	07/14/2010	$29.2069	$20.9272
12,500,000	01/26/2011	$30.329	$22.8891
15,000,000	08/10/2011	$31.519	$20.9272
17,500,000	02/15/2012	$32.7299	$22.8891
25,000,000	08/29/2012	$33.2471	$20.9272

In addition, on April 2, 2008, the Reporting Person purchased 78,300,000 shares of Common Stock from the Bank in a private transaction at a purchase price of $25.25 per share.  To fund the purchase of the shares of

Common Stock, the Reporting Person borrowed approximately $1.98 billion from the Bank pursuant to a zero coupon revolving credit facility.  The credit facility is secured by a pledge of the cashless collar transaction described above and by 170,000,000 shares of Common Stock, in compliance with the margin requirements of Regulation U and Regulation X of the Federal Reserve Board.  An event of default under the credit facility will trigger an event of default under the cashless collar transaction and vice versa.

Item 4.	Purpose of Transaction
Item 4 of the Original Filing is amended and supplemented to add the following information:
The information contained under Item 3 above is incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Filing is amended and supplemented to add the following information:
The information contained under Item 3 above is incorporated by reference in this Item 5.

The Reporting Person has the sole power to vote or to direct the voting of 548,720,752 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 47.7% of the Common Stock of the Issuer.  For purposes of computing the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 1,149,197,521, which is the number of shares of Common Stock outstanding as of February 21, 2008 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ending December 31, 2007.

Other than as stated herein or the Original Filing, no transactions were effected by the Reporting Person in the Common Stock during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Filing is amended and supplemented to add the following information:
The information contained under Item 3 above is incorporated by reference in this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 2008	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President